Benjamin Miller, Fundrise CEO, Squawk Box Interview
March 14, 2024

Filed pursuant to Rule 497(a)
File No. 333-257157
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Joe Kernen (00:00):

Investors are hungry for a piece of the AI boom and our next guest helping retail investors get in before AI companies go public. Join us now. Fundrise, CEO and Co-founder Ben Miller. Fundrise is an online investment platform that offers retail investors access to private real estate, but suddenly more recently private AI companies like Anthropic and Canva through its innovation fund. Willie Sutton, I guess you go where the money is, right? So it was real estate, private real estate. You want to get in on some of this other action?

Ben Miller (00:36):

Yeah. We basically have a couple million users and we've been democratizing private markets for about a decade and we saw a dramatic shift in retail investor behavior

Joe Kernen (00:48):

With AI. With

Ben Miller (00:49):

AI. Yeah, I mean, last year people were mostly in high-yield checking accounts, fixed income, and the last couple months has been this radical shift towards equities, towards AI, all of our survey data, all of our investor behaviors telling us that they want more AI, they want to invest in the rising tide of AI, and so we created an innovation fund, which basically is a first ever, so like a public venture fund that tears down the barriers between private and public markets and democratizes access to private tech companies.

Joe Kernen (01:25):

We remember the meme, stock craze and Robinhood and what happened to the stocks? The like Robinhood itself as well as the crazy behavior of some companies. That was the potential ever really where the stock prices went. I don't think they could have never grown into the potential that we saw. I'm not going to mention any names. I don't feel like getting bombarded by Twitter because they're still around. They're still holding these stocks that are worth, what, 2 cents on the dollar. Getting closer. Go ahead. Say some names. I'm getting closer, but you've been waiting for something. AI is now, the baton from meme has been passed. Now it sounds like the speculation has been passed to AI stocks and maybe crypto.

Ben Miller (02:11):

Yeah, well, venture capital is the best performing asset class in history, and before we launched our innovation fund, ordinary investors could not invest in venture capital. So there's obviously risk, but what's happened with the market structure is that private companies are, sorry, private companies are staying private longer, and so you have these behemoths, these massive multi-billion dollar companies that are still private, but investors should have access to.

Joe Kernen (02:40):

You're real estate, you're experts in real estate. So if your expertise was real estate, how long were you doing real estate letting people do this? How long is it? A decade. A decade. Suddenly AI becomes very hot. Now you're experts in AI, at least remember when everybody would add a.com to their name. Is it similar to that?

Ben Miller (03:01):

Well, so we have 150 software engineers at the company. We have a couple million users. We have the full stack in terms of technology. That was an easy transition. So I've been building software for a long time. My firsthand experience in finance and in technology is pretty deep. And so it was actually the most natural is where our expertise sits. It sits at real estate and its technology and then the timing just was fortuitous because private markets had repriced down to more reasonable levels, and then there's been, I think the greatest technology breakthrough of my life. So investors should be able to participate in that and before us they couldn't.

Andrew Ross Sorkin (03:45):

What kind of diligence do you do that's somehow different than anybody else?

Ben Miller (03:49):

Our fund's registered with SEC, so it's a publicly registered fund, and then we are like another venture fund. It's a fund and we diligence companies. We have a team we hired from X venture capital companies, and so our process looks like any other venture capital diligence process. We focused on the more mature companies that were pre IPO. Remember Goldman Sachs did this with Facebook before they went public, they did it with Stripe. Now we're doing it too. So there's a long history of basically providing access to people. It just shouldn't be based only on net worth.

Andrew Ross Sorkin (04:27):

So you don't think that the net worth category is a good idea? Clearly you think it's a bad idea?

Ben Miller (04:34):

Well, yeah. I mean, you're talking about venture capital, talking about these companies. Look at our portfolio. These companies have billion dollar of revenue or more. They're all very mature. No reason that from a purely fundamentals point of view, these companies should be barred from ordinary investors.

Andrew Ross Sorkin (04:54):

The reason why this has been the case for so many years is because people will look at an FTX or they'll look at a company that by the way, people thought had great revenues, and by the way, many of these companies still don't have profits, including many in your portfolio. And they'll say, what's going to happen to this company? And most importantly, can they really be diligence? That's why I asked you the diligence question. If you talk to most venture capitalists, they'll say, actually, we're really not in the diligence business to be honest with you. We're in the business of investing in 30 businesses. We expect that some large portion of them actually going to go to zero. How they get to zero is actually less relevant to us. So we are not spending all day long trying to figure it out because some of them are going to go to zero, and we know that that's a different model when it comes to the public investor than maybe somebody who has a high net worth who might be able to absorb that kind of loss. That's the reason the question I think is being asked.

Ben Miller (05:52):

Yeah, I get the question. So venture capitals as an industry evolved over the last couple of decades, and you're talking about a huge asset class, something like half a trillion dollars now. And so there's a spectrum. There's early stage that basically you're making bets and then you have late stage companies have hundreds of millions of revenue. They have thousands or tens of thousands of customers, and so we focus in the late stage. I think the late stage should be accessible to individuals, and there's I think a very manageable risk profile compared to, yeah, if you're betting on three guys in a garage, that's risky

Joe Kernen (06:30):

AI at the point where it is right now, I don't know how you compare it to.com, but how many are going to be survivors and how many are going to be the magnificent seven of the future? That's what I would worry about. Most of these. How many pets.com are there around in AI right now?

Ben Miller (06:47):

Yeah, right, for sure. I mean, there's likely to be a boom and a bubble. The research we did basically is we looked at all of the past waves of technology, PC, mobile, internet cloud, and it looks like AI is likely to be about a $15 trillion market by the early 2030s. So that's huge amount. Wealth creation. We've already seen the video go to 2 trillion, so the question is, is that wealth creation going to accrue to the top 1% and we'll have both AI and massive wealth inequality, or will it be more evenly or fairly distributed? And that's why you have a fund portfolio. You have a diversified portfolio, so you have some of the big companies that are really established, and then you obviously have some companies that are more risky and likely to see losses.

Andrew Ross Sorkin (07:37):

Look, I think this is a really interesting opportunity for some people. My question is going to be about fees. What kind of fees do you put on top of

Ben Miller (07:42):

This? So our fees are much lower than a normal venture fund. Normally venture funds charge two and 20, so 2% asset management fee, 20% carried interest. We just charge a 1.85% asset management fee, no carried interest. So the carried interest how venture capital, that's how they get rich, basically. It's a great business. So by eliminating that, I think how are you -

Andrew Ross Sorkin (08:04):

Going to get rich then?

Ben Miller (08:06):

Our model is basically a low fee model. We've always had a Vanguard ethos, which is basically if we can broaden access, use software to lower the marginal cost of each investor, right? Our investment's $10 minimum. How do you do that? You do that with zeros in one bits, and so software can basically lower this cost like it's done with all finance, right? I mean, the cost of stock trading is to be really high. It's fallen. So this is basically a long arc of financial history towards democracy.